EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except earnings per share data)




Basic and Diluted
Earnings per Share:

                         Three Months ended       Six Months ended
                             June 30,                  June 30,
                           1998     1997            1998      1997


Net Income (Loss)       $(92,746) $(68,351)        $37,674   $(185,608)

Basic Earnings per
Common Share               ($.01)    ($.01)           $.00       ($.01)

Diluted Earnings
per Common Share             N/A       N/A            $.00        N/A

Weighted average common
    shares outstanding     15,875    12,602         15,854       12,602

Weighted average common
     shares outstanding
     assuming dilution     15,875    12,602         16,902       12,602